Exhibit 99.127

Consent of Wood Canada Limited

The undersigned, on behalf of Wood Canada Limited, hereby consents to the use of their technical report titled "NI 43-101 Technical Report on the 2021 Ruby Hill Mineral Resource Estimate, Eureka County, Nevada, USA" with effective date of July 31st, 2021, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of i-80 Gold Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Greg Gosson
Wood Canada Limited Name: Greg Gosson Title: Technical Director, Geology & Compliance
Dated: May 9, 2022